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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67997

MAIL PROCESSING SECTION RECEIVED FEB 25 2011 WASH. D.C. 209

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EM Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

162 Fifth Avenue, 8th Floor
(No. and Street)

New York (City) New York (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Stanley 212-277-5263 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse Carlin & Van Trigt LLP
(Name - if individual, state last, first, middle name)

11444 W. Olympic Boulevard, 11th Floor (Address) Los Angeles (city) California (State) 90064 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mn

OATH OR AFFIRMATION

I, Robert Stanley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EM Securities LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Stanley
Signature

CEO & CCO
Title

Notary Public

DAVID POGODA
Notary Public, State of New York
No. 01PO6092170
Qualified in New York County
Commission Expires Oct. 16, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EM SECURITIES LLC
(A DELAWARE LIMITED LIABILITY COMPANY)

TABLE OF CONTENTS

HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE
CARLIN &
VAN TRIG T LLP

Report of Independent Registered Public Accounting Firm

To the Member of
EM Securities LLC:

We have audited the accompanying statement of financial condition of EM Securities LLC (the "Company"), a Delaware limited liability company, as of December 31, 2010, which you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial conditions is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 23, 2011

11444 W. Olympic Boulevard, 11th Floor, Los Angeles, CA 90064 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Boulevard, Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436

EM SECURITIES LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

Assets

Assets		
Cash	$	334,345
Accounts receivable, net of allowance for doubtful accounts of $131,750		345,000
Total assets	$	679,345

Liabilities and Member's Equity

Liabilities		
Accounts payable and other accrued expenses	$	13,365
Deferred revenue		165,000
Total liabilities		178,365
Commitments and contingencies		
Member's equity		500,980
Total liabilities and member's equity	$	679,345

See notes to statement of financial condition.

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS

EM Securities LLC (the "Company") was incorporated in the state of Delaware on July 29, 2008 (originally named EM Advisors, LLC and subsequently renamed EM Securities LLC on May 26, 2009) for the purpose of providing broker dealer services including financial advisory services, placement agent and similar services, and investing in securities. The Company is a broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Fair Value of Financial Instruments

Management believes the fair value of financial instruments approximates their carrying amounts. The carrying value of cash, accounts receivable, accounts payable and certain other liabilities approximate their estimated fair values due to the short-term nature of these instruments.

Cash

The Company places its cash with financial institutions that management considers to be of high quality. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a periodic basis to determine if any receivable will potentially be uncollectible. An allowance is established for such receivables deemed potentially uncollectible.

Deferred Revenue

The Company occasionally receives cash advances and payments from customers in excess of revenue recognized on certain contracts. These advances and payments are reported as deferred revenue on the accompanying statement of financial condition.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is a limited liability company treated as a disregarded entity for federal, state, and city income tax purposes; therefore, does not incur income taxes at the Company level. Instead, its earnings and losses are passed through to the member and included in the calculation of the member's tax liability.

Uncertain Tax Positions

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better statement of financial condition comparability among different entities. Based on its analysis, the Company has determined that this policy does not have a material effect on the Company's statement of financial condition. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulation and interpretations thereof.

Concentrations

The Company had receivables from two customers, which represented 72% and 28% of accounts receivable as of December 31, 2010. The Company continually evaluates the financial strength of its customers but generally does not require collateral to support the customer receivables. All of the Company's cash is on deposit with a single financial institution.

NOTE 3. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1, the Company is required to maintain a minimum net capital, defined as not less than the greater of $5,000 or 6-2/3% of the Company's total aggregate indebtedness. The basic concept of the net capital rule is liquidity; its objective being to require a broker dealer to have at all times sufficient liquid assets to meet its current liabilities. As of December 31, 2010, the Company had net capital of $155,980, which exceeded the minimum requirement of $11,891 by $144,089. The Company may make certain capital withdrawals, but these distributions will not cause the Company to be in violation of its net capital requirements, unless they result in minimum net capital to fall below the defined thresholds.

EM SECURITIES LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
TO THE SECURITIES
AND EXCHANGE COMMISSION
DECEMBER 31, 2010